SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)
(Amendment No. 2)

SUTOR TECHNOLOGY GROUP LIMITED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

869362 10 3

 (CUSIP Number)

Lifang Chen
No 8. Huaye Road, Dongbang Industrial Park
Changshu, China 215534
(86) 512-52686688

copies to:
Louis A. Bevilacqua
Pillsbury Winthrop Shaw Pittman
2300 N Street, NW
Washington, DC 20037-1122
(202) 663-8158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 869362 10 3
1.	NAMES OF REPORTING PERSONS TOTAL RAISE INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,338,050
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 30,338,050
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,338,050
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%(1)
14.	TYPE OF REPORTING PERSON CO

(1) A total of 37,955,602 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 8, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 8 Pages

CUSIP No. 869362 10 3
1.	NAMES OF REPORTING PERSONS LIFANG CHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,338,050 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,338,050 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,338,050 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 30,338,050 shares that are jointly held by Lifang Chen and her spouse, Feng Gao, indirectly through Total Raise Investments Limited, a British Virgin Islands company owned and controlled by them. Ms. Chen expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) A total of 37,955,602 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 8, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.
Page 3 of 8 Pages

CUSIP No. 869362 10 3

1.	NAMES OF REPORTING PERSONS FENG GAO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,338,050 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,338,050 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,338,050 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 30,338,050 shares that are jointly held by Feng Gao and his spouse, Lifang Chen, indirectly through Total Raise Investments Limited, a British Virgin Islands company owned and controlled by them. Mr. Gao expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) A total of 37,955,602 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 8, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.
Page 4 of 8 Pages

CUSIP No. 869362 10 3

This Amendment No. 2 amends certain information contained in the Schedule 13D filed by the Reporting Persons with respect to their ownership interests in Sutor Technology Group Limited on March 20, 2007.

Item 1.  Security and Issuer.

The class of equity securities to which this statement (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Sutor Technology Group Limited, a Nevada corporation (the “Company”).  The Company’s principal executive offices are located No 8, Huaye Road, Dongbang Industrial Park, Changshu, China 215534.

Item 2.  Identity and Background.

(a)             The persons filing this Statement are Ms. Lifang Chen, a natural person, Mr. Feng Gao, a natural person, and Total Raise Investments Limited, a British Virgin Island limited company (“Total Raise,” and together with Ms. Chen and Mr. Gao, the “Reporting Persons”).  Ms. Chen and Mr. Gao are husband and wife.

(b)             The business address of each of the Reporting Persons is No 8, Huaye Road, Dongbang Industrial Park, Changshu, People’s Republic of China 215534.

(c)             Ms. Chen is the Company’s Chairperson and Chief Executive Officer.  Mr. Gao is the Chief Executive Officer of Shanghai Huaye Iron & Steel Group Co., Ltd., a steel rough processing and trading company in China located at No. 8 Huaye Road, Dongbang Industrial Park, Changshu, China. Total Raise is a holding company and its sole business is to hold, transact or otherwise deal in the securities of the Company.  Total Raise is jointly owned and controlled by Ms. Chen and Mr. Gao.

(d)-(e)      During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Ms. Chen and Mr. Gao are citizens of the People’s Republic of China, and Total Raise is a British Virgin Island limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

Ms. Chen and Mr. Gao initially received the securities covered by this statement pursuant to that certain Assignment Agreement (the “Assignment Agreement”) among the Company and BTHC III, Inc. (“BTHC”), pursuant to which the Company agreed to assume all the rights, obligations and duties of BTHC under that certain Share Exchange Agreement, dated September 7, 2006, by and among BTHC, Sutor Steel Technology Co., Ltd. (“Sutor Steel”), and Ms. Chen and Mr. Gao, as the shareholders of Sutor Steel, as if the Company had entered into the share exchange agreement directly with Sutor Steel, Ms. Chen and Mr. Gao (the “Share Exchange Agreement,” and together with the Assignment Agreement, the “Agreements”).  Pursuant to the Agreements, all of the issued and outstanding stock of Sutor Steel held by Mr. Chen and Mr. Gao was exchanged for 323,380.5 shares of the Company’s Series B Convertible Voting Preferred Stock, which were subsequently converted into 32,338,050 shares of the Common Stock on March 9, 2007.  Ms. Chen, as the 41% owner of Sutor Steel, received 13,258,600 shares of the Common Stock.  Mr. Gao, as the 59% owner of Sutor Steel, received 19,079,450 shares of the Common Stock.

Page 5 of 8 Pages

CUSIP No. 869362 10 3

Prior to December 14, 2007, Ms. Chen and Mr. Gao were deemed to beneficially hold an aggregate of 32,338,050 shares of the Company’s Common Stock.  Such 32,338,050 shares consisted of 13,258,600 shares directly held by Ms. Chen and 19,079,450 shares directly held Mr. Gao.

On December 14, 2007, Ms. Chen sold 2,000,000 shares of the Company’s Common Stock to certain accredited investors, at a price of $4.25 per share, pursuant to the terms and conditions of a purchase agreement, dated December 12, 2007, by and among the Company, Ms. Chen and such investors.  Accordingly, following the sale, Ms. Chen held 11,258,600 shares of the Company’s Common Stock directly and Ms. Chen and Mr. Gao each beneficially held 30,338,050 shares of the Company’s Common Stock.

On June 15, 2009, Mr. Chen and Mr. Gao transferred all 30,338,050 shares of the Company’s Common Stock to Total Raise, a British Virgin Islands company wholly-owned and controlled by them for no cash consideration.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Company’s Common Stock pursuant to the transactions described in Item 3 above.  In connection with the Agreements, there were changes to the Company’s board of directors which were more fully described in the current report on Form 8-K filed by the Company on February 2, 2007. The transfers were made by Ms. Chen and Mr. Gao for their personal financial, estate and tax planning purposes.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)            For purposes of Rule 13d-3 promulgated under the Exchange Act, each of Ms. Chen and Mr. Gao beneficially owns and controls the 30,338,050 shares of the Company’s Common Stock held by Total Raise, representing 79.9% of the outstanding shares of the Company’s Common Stock (based on 37,955,602 shares of Common Stock outstanding as of May 8, 2009, as reported in the Company’s quarterly report on Form 10-Q filed on May 15, 2009).  They jointly own and control the shares held by Total Raise because they are Total Raise’s only shareholders.  Each of Ms. Chen and Mr. Gao expressly disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(b)            Ms. Chen and Mr. Gao have shared voting and dispositive power over the 30,338,050 shares of the Company’s Common Stock that are directly and beneficially owned by Total Raise.  Neither of Ms. Chen nor Mr. Gao has sole voting and dispositive power over any shares of the Company’s Common Stock.

(c)            Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)            No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)            Not applicable.

Page 6 of 8 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement between Ms. Lifang Chen, Mr. Feng Gao and Total Raise Investments Limited.

Exhibit 2:	Form of Purchase Agreement, dated December 12, 2007 [Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Company on December 18, 2007].

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 2009

TOTAL RAISE INVESTMENTS LIMITED By: /s/ Lifang Chen Name: Lifang Chen Title: Director /s/ Lifang Chen Lifang Chen /s/ Feng Gao Feng Gao

Page 8 of 8 Pages